2017
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                to

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan
(Full title of the Plan)

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

Required Information:

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company," "U. S. Steel" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

U. S. Steel Tubular
Services Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016

U. S. Steel Tubular Services Savings Plan
Index
December 31, 2017 and 2016

Page (s)

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of the
United States Steel Corporation
Tubular Services Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the United States Steel Tubular Services Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pittsburgh, Pennsylvania
June 11, 2018

We have served as the Plan’s auditor since 2009.

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

Statements of Net Assets Available for Benefits
($ in thousands)

	December 31,
	2017	2016
Assets
Investments:
Investments at fair value (see Notes 9 & 10)	$12,764	$11,617
Receivables:
Participant Loans	294	418
Net assets available for benefits	$13,058	$12,035
The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets Available for Benefits
($ in thousands)

	Year Ended December 31,
	2017	2016
Additions
Earnings on investments:
Interest	$34	$37
Dividends	233	192
Net appreciation in fair value of investments	1,370	2,642
	1,637	2,871
Contributions Received from:
Employers (see Note 1)	296	380
Participants (including rollovers)	544	322
Total additions	2,477	3,573

Deductions
Benefit payments directly to participants or beneficiaries	1,449	1,348
Administration expenses	5	6
Total deductions	1,454	1,354

Net additions	1,023	2,219
Net transfers to the plan	—	16
Net assets available for benefits:
Beginning of year	12,035	9,800
End of year	$13,058	$12,035

The accompanying notes are an integral part of these financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

1.
Plan description - The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan. The Plan covers non-union salaried employees of:

•
U. S. Steel Tubular Products, Inc. - Tubular Processing - Houston Operations, U. S. Steel Oilwell Services, LLC - Wheeling Machine Products, U. S. Steel Oilwell Services, LLC - Offshore Operations - Houston, U. S. Steel Oilwell Services, LLC - Rig Site Services, and

•	certain employees of United States Steel Corporation (the Company or Plan Sponsor) who were assigned to the entities listed above (through January 31, 2016).

Eligibility begins in the month following the month of hire.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

a.
Contributions - The Plan receives (1) Participant contributions (a) as pre-tax, after-tax and/or Roth 401(k) savings, and/or (b) rollover contributions, and (2) Employer contributions, as matching contributions and/or non-contributory defined contribution Retirement Account contributions. Each component of contributions is described in further detail below. Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis, as after-tax Roth 401(k) savings or a combination thereof. Other qualified plan limits include:

	2017	2016
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$18,000	$18,000
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$6,000	$6,000
Maximum covered compensation [IRC 401(a)(17)]	$270,000	$265,000
Highly Compensated Employee Definition	$120,000	$120,000

The Plan has an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled. The annual increase feature applies to Roth 401(k) savings where a participant has a Roth 401(k) savings election, but not a pre-tax savings election.

Savings on the first 6 percent of base salary are matched by company contributions on a dollar-for-dollar basis. Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty-two active investment options as of December 31, 2017 (see Notes 1f, 3 and 9). Eligible participants may also contribute amounts representing the direct rollover of pre-tax funds from a qualified retirement plan sponsored by any previous employer or a conduit IRA, or from the United States Steel Corporation Plan for Employee Pension Benefits (Revision of 2003). The Plan allows direct rollovers of a lump-sum distribution from a designated Roth account under a qualified 401(k) plan sponsored by any of the employee’s previous employers. All investments are participant directed.

Separate investment elections may be made for Employee Savings (pre-tax savings, after-tax savings, Roth 401(k) savings, catch-up contributions and Roth 401(k) catch-up contributions), Retirement Account contributions, rollover account contributions and Roth 401(k) rollover account contributions. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by Fidelity Management Trust Company (the “Trustee”) in the investment options specified.

Plan participants also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Employing Companies make a contribution equal to 4% of the employee’s monthly base salary to the employee’s account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

b.
Payment of benefits - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon and Roth 401(k) savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59 ½. A participant’s vested company contributions and matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. Terminated employees with a vested account balance of more than $1,000 (including any unpaid loan balance) may defer distribution until age 70 ½. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, involuntary termination of employment under circumstances which would qualify the participant for benefits under the United States Steel Corporation Supplemental Unemployment Benefit Program for Non-Union Employees, or death. Forfeiture occurs as of the date on which the participant (i) incurs five consecutive one year breaks in continuous service or (ii) if earlier receives a distribution of the entire vested portion of his account.

c.
Forfeited accounts - Any forfeited nonvested company contributions ($9 thousand in 2017 and $22 thousand in 2016), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2017 and 2016, company contributions were reduced by $9 thousand and $24 thousand, respectively, from forfeited nonvested accounts.

d.
Participant accounts - Under the investment transfer provisions, and absent any trade restrictions under Section 16b of the Securities Exchange Act, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees charged by the T. Rowe Price Emerging Markets Stock Fund equal to 2% of the value sold when selling shares after holding them less than 90 days. Prior to December 12, 2016, three additional investment options had short term trading fees:

1.	Fidelity Diversified International Fund - Class K charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.

2.	Fidelity Low-Priced Stock Fund - Class K charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.

3.	Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or Plan Sponsor. Final regulations under ERISA section 408(b)(2) require Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation Plan for Employee Pension Benefits may be rolled over into an eligible participant's account within 60 days following receipt of the distribution. Eligible participants may also roll over assets from the qualified plans of their immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2017 and 2016 totaled $311 thousand and $16 thousand, respectively.

e.
Notes receivable from participants - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months or more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the Prime Rate as provided by Reuters as of Markets Close on the last business day of the prior month plus one percent (for plan loans approved in any month before July 1, 2014, the rate is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent) and remains fixed for the duration of the loan (5.25 percent and 4.25 percent in 2017 and 2016, respectively). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

f.	Investment options - Please refer to the Summary Plan Description for details on the investment options offered by the Plan.

2.	Accounting policies:

a.	Basis of accounting - Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

b.
Use of estimates - The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Investment valuation - The Plan’s investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 10).

d.
Net appreciation/depreciation - The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

e.
Investment by the trustee - The Trustee shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable. Purchases and sales of securities are recorded on a trade-date basis.

f.
Administrative expenses - The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, record keeping fees, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider (i.e., revenue sharing), (2) loan origination fees, (3) settlement proceeds and other miscellaneous items, (4) voluntary contributions from designated Employing Companies to cover cost of administration and (5) assessments against participants' individual accounts. There were no assessments against participants’ individual accounts in either 2017 or 2016.

g.	Payment of benefits - Benefits are recorded when paid.

h.	Income recognition - Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i.
Participant loans - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loans in default are classified as benefit payments to participants based upon the terms of the Plan.

j.	Excess contributions payable - Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.

k.
Recent accounting pronouncements - On August 27, 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASU 2014-15). ASU 2014-15 explicitly requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Previously, there was no guidance in US GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. ASU 2014-15 is effective for all entities for interim and annual periods beginning after December 15, 2016; early application is permitted. The adoption of ASU 2014-15 did not have a disclosure impact to the Plan's financial statements.

l.	Subsequent events - The Plan has evaluated subsequent events through June 11, 2018 on which the financial statements were available to be issued.

3.
Plan amendments - Effective April 1, 2018, the Plan was amended to reflect a change in the recordkeeper’s loan repayment process for inactive employees, and for minor technical corrections and clarifications.

Effective January 1, 2018, the Plan was amended for a change in how the recordkeeper processes loan defaults occurring on or after January 1, 2018 and to reflect an updated investment option name.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Effective January 1, 2018, the Plan's definition of total and permanent disability was amended.

Effective for transactions initiated on or after September 5, 2017, the Plan was amended to shorten the settlement cycle from three business days to two business days after the trade for buy and sell transactions involving Company Stock, and for a minor technical correction.

Effective April 1, 2017, the Plan was amended and restated to provide that all or part of forfeited Company Matching Contributions and Retirement Account Contributions (and the earnings thereon) may, if elected by the Plan Administrator, be used to fund qualified nonelective contributions (QNEC Contributions) and to make various technical corrections and clarifications.

Effective October 3, 2016, the Plan was amended to adopt a managed accounts service, and for other miscellaneous technical clarifications and updates including changes to the withdrawal rules, loan rules, and default investment options.

Effective August 1, 2016, the Plan was amended to change the name of the share class for the Fidelity Freedom Index funds.

Effective February 1, 2016, the Plan was amended to clarify and update the designation schedules to better reflect the needs of the applicable businesses.

Effective January 26, 2016, the Plan was amended to indicate that eligible employees impacted by the pension plan freeze were automatically enrolled into the Retirement Account and to clarify the Retirement Account provisions and default investment elections.

Effective January 1, 2016, the Plan was amended to further clarify that plan terms were consistent with recent IRS guidance on same-sex marriage.

4.	Employer-related investments - Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

5.
Tax status - The IRS has determined and informed the Plan Sponsor by letter dated July 8, 2014 that the Plan, as amended and restated effective January 1, 2013, continues to qualify under §401(a) of the Internal Revenue Code of 1986, as amended, and its related trust is exempt from tax under §501(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended subsequent to the amendments taken into account by the Internal Revenue Service in conjunction with its issuance of the July 8, 2014 determination letter. The Plan Sponsor and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods. The Plan Sponsor believes it is no longer subject to examinations by the Internal Revenue Service for the years prior to 2012.

6.
Plan termination - The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right under the Plan to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

7.
Risks and uncertainties - Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

8.
Related party transactions - Certain investments of the Plan are mutual funds and common collective trusts managed by Fidelity Investments. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment’s expense ratio. Therefore, the Plan is not directly billed for these fees.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (See Note 4). Dividends received for 2017 and 2016 were $14 thousand and $18 thousand, respectively. Purchases and sales for 2017 were $0.304 million and $0.301 million, respectively, and purchases and sales for 2016 were $0.476 million and $1.072 million, respectively.

The Plan also holds notes receivable totaling $0.3 million in 2017 and $0.4 million in 2016, respectively, representing participant loans that qualify as party-in-interest transactions.

9.
Stable value common collective trust - The Plan invests in stable value wrap contracts through a stable value common collective trust, the Fidelity Managed Income Portfolio II - Class 3 (MIP II). This investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of seven wrap contracts, which calls for the application of ASC 962-325 (Plan Accounting-Defined Contribution Pension Plans - Investments - Other) for valuation purposes. MIP II is classified as a common collective trust and is classified as an investment measured at net asset value since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund. If the Plan were to initiate a full redemption of the collective trust, then the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no unfunded commitments related to this investment.

Because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

10.
Fair value measurement - ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan’s investments, and requires additional disclosure about fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are summarized below.

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.

•	Level 2 - Inputs to the valuation methodology include:

▪	Quoted prices for similar assets or liabilities in active markets;

▪	Quoted prices for identical or similar assets or liabilities in inactive markets;

▪	Inputs other than quoted prices that are observable for the asset or liability;

▪	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan’s assets are classified as follows:

Level 1
Interest-bearing cash
Common Stock
Mutual Funds

An instrument’s level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The stable value

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

common collective trust is composed primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the bank collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Refer to Note 9 for a description of the stable value common collective trust.

There were no Level 2 or 3 assets at December 31, 2017 or December 31, 2016.

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2017.

The following is a summary of the Plan’s assets carried at fair value:

Investments at Fair Value at December 31, 2017
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$6	$6
Common stock	2,582	2,582
Mutual Funds	9,143	9,143
Total assets in the fair value hierarchy	$11,731	$11,731
Investments measured at net asset value (a)	1,033
Investments at fair value	$12,764

Investments at Fair Value at December 31, 2016
($ in thousands)
Asset Classes	Total	Quoted Prices(Level 1)

Interest-bearing cash	$133	$133
Common stock	2,378	2,378
Mutual Funds	7,884	7,884
Total assets in the fair value hierarchy	$10,395	$10,395
Investments measured at net asset value (a)	1,222
Investments at fair value	$11,617

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. These investments represent holdings in the stable value common collective trust.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152/PN 029

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

*	U. S. Steel Stock Fund - Common Stock	Employer-related security	$2,579,869
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,925
*	Fidelity Contrafund - Class K	Mutual fund	420,603
*	Fidelity Diversified International Fund - Class K	Mutual fund	174,202
*	Fidelity Freedom Index 2010 Fund - Institutional Premium Class	Mutual fund	143,749
*	Fidelity Freedom Index 2020 Fund - Institutional Premium Class	Mutual fund	2,236,294
*	Fidelity Freedom Index 2030 Fund - Institutional Premium Class	Mutual fund	2,765,612
*	Fidelity Freedom Index 2040 Fund - Institutional Premium Class	Mutual fund	1,119,651
*	Fidelity Freedom Index 2050 Fund - Institutional Premium Class	Mutual fund	1,030,804
*	Fidelity Freedom Index 2060 Fund - Institutional Premium Class	Mutual fund	15,890
*	Fidelity Freedom Index Income Fund - Institutional Premium Class	Mutual fund	51,201
*	Fidelity Low-Priced Stock Fund - Class K	Mutual fund	52,355
*	Fidelity Real Estate Investment Portfolio	Mutual fund	10,940
*	Fidelity 500 Index Fund - Institutional Premium Class	Mutual fund	402,593
*	Fidelity U.S. Bond Index Fund - Institutional Class	Mutual fund	201,529
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	72,225
	Janus Henderson Enterprise Fund Class I	Mutual fund	202,177
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	108,401
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	4,865
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	130,041
*	Fidelity Managed Income Portfolio II - Class 3	Common/Collective Trust	1,033,356
	Vanguard Treasury Money Market Fund Investor Shares	Interest-bearing cash	5,874

*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 5.25%	$293,999

	Total Investments at 12/31/17		$13,058,155
	* Party-in-interest

	All investments are participant directed.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 11, 2018.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By:	/s/ Kimberly D. Fast
Kimberly D. Fast,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 11, 2018 relating to the financial statements and supplemental schedules of U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

Pittsburgh, Pennsylvania
June 11, 2018